                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2003

Commission File Number:  000-29574

ALTAREX CORP.
(Exact name of registrant as specified in its charter)

1123 DENTISTRY/PHARMACY BUILDING
UNIVERSITY OF ALBERTA
EDMONTON, ALBERTA, CANADA  T6G 2N8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       [X]       Form 40-F         [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [ ]         No    [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On September 29, 2003, AltaRex Corp. (the "Company") announced a private placement offering. The full text of the announcement of the "ALTAREX ANNOUNCES PRIVATE PLACEMENT OFFERING" is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

                                INDEX TO EXHIBITS

EXHIBIT NO.                                   DESCRIPTION
-----------                                   -----------
99.1            Press Release titled: "AltaRex Announces Private Placement
                Offering".

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALTAREX CORP.

                                        By:
                                           -------------------------------------
                                           Name:    Antoine Noujaim
                                           Title:   President & CEO
                                           Date:    October 6, 2003